Exhibit 99.2

New Oriental Announces Chief Financial Officer Appointment

Beijing, April 21, 2015 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced a transition in the role of the Company’s Chief Financial Officer.

Mr. Stephen Zhihui Yang, the current Vice President of Finance, will be promoted to Chief Financial Officer of the Company, effective April 21, 2015. Mr. Louis T. Hsieh, the current Chief Financial Officer, will remain as the Company’s President, overseeing overall corporate strategy and business development, and will continue to serve as a member of the board of directors. The Company expects a smooth transition as Mr. Hsieh and Mr. Yang have worked together at the Company for more than nine years.

Mr. Yang has been with New Oriental since 2006 and has held multiple positions since he joined the Company, including Vice President of Finance, Deputy Director of the President’s Office and Senior Financial Manager. Mr. Yang has 18 years of professional experience in accounting, financial management and corporate financial advisory services in various sectors. Prior to joining New Oriental, Mr. Yang served as the Financial Director of Beijing Hua De Xin Investment Co., Ltd. and was a Senior Auditor at PricewaterhouseCoopers. Mr. Yang received his bachelor degree in economics from Guanghua School of Management of Peking University.

Michael Minhong Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We warmly welcome Stephen as our new Chief Financial Officer. With his significant breath of experience and in-depth knowledge of New Oriental and China’s education services industry, we are confident that Stephen will make important contributions to New Oriental’s financial management and overall growth going forward.”

“We also would like to extend our sincere gratitude to Louis for his exemplary service as CFO and invaluable contributions to New Oriental, including leading the Company’s very successful IPO on the New York Stock Exchange in 2006 and helping to shape and manage our rapidly expanding business in China. We are delighted that Louis will continue to be a key member of our senior management team, helping guide the Company’s evolution and expansion in what is a very competitive market. Our full management team’s focus will be on fostering a culture of continuous improvement, which will help drive sustainable and profitable growth over the long-term.”

Separately, New Oriental also announced its results for the third quarter of fiscal year 2015 today.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel:	+852-3768-4537
Email:	cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn